UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM U-9C-3

QUARTERLY REPORT PURSUANT TO RULE 58

For the Quarter Ended September 30, 2001

UNITIL CORPORATION

(Name of Registered Holding Company)

6 Liberty Lane West, Hampton, New Hampshire 03842-1720

(Address of principal executive offices)

ITEM 1 - ORGANIZATION CHART
Name of reporting company	Energy or gas-related company	Date of organization	State of organization	Percentage of voting securities held	Nature of business

(Indentation indicates subsidiary relationship)

Unitil Corporation

Unitil Resources, Inc.	Energy	5/26/93	NH	100%	Energy Brokering & Consulting Services

Description of Various Energy Brokering & Consulting Services Undertaken by
Unitil Resources Inc:

Staff providing services under the activities listed below (unless otherwise indicated) are located at Unitil Service Corp. (Unitil Service), 6 Liberty Lane West, Hampton, NH 03842-1720, where most client work is performed. From time to time staff visit other locations, predominately in New England, representing client interests.

Energy Brokering and Consulting Services:

Unitil Resources Inc. is Unitil Corporation's wholly-owned non-utility subsidiary and has been authorized by the Securities and Exchange Commission, pursuant to the rules and regulations of the 1935 Act, to engage in business transactions as a competitive marketer of electricity, gas and other energy commodities in wholesale and retail markets, and to provide energy brokering, consulting and management related services within the United States.

In April 2000, Unitil formed Usource, Inc. and Usource L.L.C., collectively "Usource", to operate its Internet-based brokering and related energy products and services businesses. Usource, Inc. is a wholly owned subsidiary of Unitil Resources, Inc. and an indirect subsidiary of Unitil Corporation. Usource, Inc. is the sole member of Usource L.L.C.

Usource is an Internet-based energy marketplace that provides customers access to a customer-driven auction process for energy commodities and to a suite of value-added energy products, services and tools. Usource runs on the transactional-based software and energy commodity exchange developed and licensed from Enermetrix.com (The "Exchange") to assist customers with their energy procurement process and to ensure competitive, time-sensitive bids from energy suppliers. Usource acts as a broker, not an energy supplier. The Exchange provides energy suppliers with an Internet-based energy marketplace to offer energy consumers products and services. Usource will also provide data and information services to commercial and industrial customers desiring to control their energy procurement process and manage their energy usage.

The Federal Communications Commission has determined that Usource, Inc. and Usource L.L.C. are exempt telecommunications companies, as that term is defined in PUHCA Section 34(a)(1), as amended. Accordingly, financial information for Usource, Inc. and Usource L.L.C. is not included in the financial statements that follow.

ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS

Associate company advancing funds	Reporting company receiving funds	Type of transaction	Net Change in contributions

Unitil Corporation	Unitil Resources Inc	Capital contribution	None

ITEM 3 - ASSOCIATE TRANSACTIONS

Part I - Transactions Performed by Reporting Companies on Behalf of Associate Companies

None.

Part II - Transactions Performed by Associate Companies on Behalf of Reporting Companies

Associate company rendering services	Reporting company receiving services	Types of services rendered	Direct costs charged	Indirect costs charged	Cost of capital	Total amount billed

Unitil Service Corp	Unitil Resources, Inc.	Admin and General	$121,900	$101,875	$0	$223,776

Staff involved in providing service to Unitil Resources, Inc. (Unitil Resources) are located at Unitil Service Corp. (Unitil Service). Service is provided to Unitil Resources pursuant to a service agreement between Unitil Service and Unitil Resources dated July 1, 1993. Consulting services provided by Unitil Service during the third quarter of 2001 included regulatory, finance, accounting, marketing, energy management and administrative services.

ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT

(Dollars in Thousands)

Investments in Energy-related Companies:

(1) Total consolidated capitalization as of September 30, 2001	$185,817
(2) Total capitalization multiplied by 15%	27,873

(3) Greater of $50 million or line 2		$50,000

Total current aggregate investment:

Energy-related business:
(4) Unitil Resources, Inc.	65

(5) Total current aggregate investment		65

Difference between the greater of $50 million or 15% of capitalization and the total aggregate investment of the registered holding company system (line 3 less line 5)		$49,935

Investments in Gas-related Companies		$0

ITEM 5 - OTHER INVESTMENTS
Major line of energy- related business	Other investment in last U-9C-3 report	Other investment in this U-9C-3 report	Reason for difference in other investment

Energy Brokering and Consulting	$0	$0	n/a

ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS

A. Financial Statements - Page 1 of 2

Unitil Resources, Inc.

(A Wholly-owned Subsidiary of Unitil Corporation)

BALANCE SHEET

(UNAUDITED)

ASSETS:	September 30, 2001

Current Assets:
Cash	$245,097
Accounts Receivable	83,306
Accounts Receivable from Associated Companies	305,891
Prepayments	52,705
Refundable Taxes	57,902
Total Current Assets	744,901

Deferred Income Taxes	73,820

Total Assets	$818,721

LIABILITIES AND STOCKHOLDER'S EQUITY:

Current Liabilities:
Notes Payable	$657,461
Accounts Payable	96,955
Misc current liabilities	(244)
Total Current Liabilities	754,172

Stockholder's Equity:
Common Stock, $1.00 par value
Authorized - 10,000 shares
Outstanding - 100 shares	100
Premium on Common Stock	9,900
Miscellaneous Paid in Capital	1,178,867
Retained Earnings	(1,124,318)
Total Stockholder's Equity	64,549

Total Liabilities and Stockholder's Equity	$818,721

ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS

A. Financial Statements - Page 2 of 2

Unitil Resources, Inc.

(A Wholly-owned Subsidiary of Unitil Corporation)

STATEMENT OF EARNINGS

(UNAUDITED)

	Three Months Ended September 30, 2001	Nine Months Ended September 30, 2001

Revenues:
Service Revenues to Associated Companies	---	$138,058
Total Revenues	---	138,058

Operating Expenses:
Purchased Power	(1,389)	(7,285)
Administrative and General	147,691	295,514
Provision for Income Taxes	(87,410)	(95,718)
Total Operating Expenses	58,892	192,511

Operating Loss	(58,892)	(54,453)

Non-operating Expenses, Net	---	(50)

Loss before Interest Expense	(58,892)	(54,503)

Interest Expense, net	16,570	16,603

Net Loss	($75,462)	($71,106)

  Exhibits -   None.

SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Certificate to be signed on its behalf by the undersigned thereunto duly authorized.

Unitil Corporation

By: /s/ Mark H. Collin
Mark H. Collin
Treasurer

Dated: November 28, 2001